UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-42741
CUSIP NUMBER: 927950105

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

PART I — REGISTRANT INFORMATION

Full Name of Registrant: VisionWave Holdings, Inc.

Former Name if Applicable: ____________________

Address of Principal Executive Office (Street and Number): 300 Delaware Ave., Suite 210 #301

City, State and Zip Code: Wilmington, DE 19801

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. Additional time is required for the Registrant to compile and analyze certain information and documentation, complete the preparation of its financial statements, and finalize certain disclosures required to be included in the Form 10-Q, as well as to allow for the review by its independent registered public accounting firm. The Registrant currently expects to file the Form 10-Q as soon as practicable and no later than the fifth calendar day following the prescribed due date, in accordance with Rule 12b-25.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Erik Klinger	(302)	305-4790
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VisionWave Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2026	By: /s/ Erik Klinger
Title: Chief Financial Officer

ATTACHMENT TO FORM 12b-25

VISIONWAVE HOLDINGS, INC.

PART IV, ITEM (3)

EXPLANATION OF ANTICIPATED SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS

VisionWave Holdings, Inc. (the “Registrant”) anticipates that the earnings statements to be included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026 will reflect a significant change in results of operations from the corresponding periods of the prior fiscal year.

Based on preliminary, unaudited information currently available to management, and subject in all respects to completion of the Registrant’s financial statement closing process and the review of the Registrant’s independent registered public accounting firm, the Registrant currently expects to report a net loss of approximately $19.98 million for the three months ended June 30, 2026, as compared to a net loss of approximately $434,294 for the three months ended June 30, 2025, and a net loss of approximately $39.82 million for the nine months ended June 30, 2026, as compared to a net loss of approximately $861,759 for the six months ended June 30, 2025.

The anticipated increase in net loss is attributable primarily to the following factors, none of which was present, or which were present only to a substantially lesser degree, during the corresponding periods of the prior fiscal year:

●	the substantial expansion of the Registrant’s operations following the acquisitions and asset acquisitions completed during fiscal year 2026, including non-cash amortization of acquired intangible assets and depreciation of acquired fixed assets;

●	increased general and administrative expenses, including legal, accounting, consulting and other professional fees incurred in connection with the Registrant’s acquisition and financing activity and its obligations as a reporting company listed on The Nasdaq Stock Market LLC;

●	increased sales and marketing expenses, including investor awareness costs, and increased research and development expenses as the Registrant continues to develop and commercialize its products;

●	interest expense, together with amortization of debt issuance costs and original issue discount, on convertible notes payable and other indebtedness issued during fiscal year 2026, substantially all of which was not outstanding during the corresponding prior-year periods; and

●	non-cash charges arising from changes in the estimated fair value of convertible notes payable and other liabilities and from stock-based compensation.

During the three and nine months ended June 30, 2025, the Registrant was an early-stage company that had not yet completed the acquisitions described above, had no significant indebtedness outstanding, and incurred only limited general and administrative, sales and marketing, and research and development expenses. Accordingly, the periods are not directly comparable.

The estimated amounts set forth above are preliminary, are based on information available to management as of the date hereof, have not been audited or reviewed by the Registrant’s independent registered public accounting firm, and remain subject to the completion of the Registrant’s quarter-end closing, review and reporting procedures, including the finalization of purchase price allocations, valuation of equity-linked and other financial instruments, impairment assessments and the evaluation of subsequent events. Actual results reported in the Form 10-Q may differ materially from these estimates.

Cautionary Note Regarding Forward-Looking Statements.

This attachment contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Registrant’s anticipated results of operations for the periods ended June 30, 2026 and the expected timing of the filing of the Form 10-Q. These statements are based on management’s current expectations and are subject to known and unknown risks and uncertainties, including those described under “Risk Factors” in the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2025 and its subsequent filings with the Securities and Exchange Commission. Actual results may differ materially. The Registrant undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.